As filed with the Securities and Exchange Commission on November 6, 2008

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aventura Holdings, Inc.

(Exact name of registrant as specified in its charter)

Florida	3669	65-0254624
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5555 Anglers Avenue, Suite 9, Ft Lauderdale, Florida 33312, 305-937-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig A .Waltzer

Chief Executive Officer

5555 Anglers Avenue, Suite 9, Ft Lauderdale, Florida 33312, 305-937-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee (3)
Common Stock(4)	$179,943.00	$0.0005	$179,943.00	$7.07
Common Stock(5)	$244,393.00	$0.0005	$244,393.00	$9.60
TOTAL	$424,336.00	$0.0005	$424,336.00	$16.68

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Estimated solely for purposes of calculating the registration fee according to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average bid and ask price of our common stock on the Over-The-Counter Electronic Bulletin Board on November 3, 2008.

(3)	Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on a bona fide estimate of the maximum offering price.

(4)	Represents shares of common stock offered by the Registrant.

(5)	Represents shares of common stock currently outstanding which were issued with a restricted legend to be sold by a selling security holder.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November __, 2008

PROSPECTUS

AVENTURA HOLDINGS, INC.

848,671,652 Shares of Common Stock

We are offering up to 359,885,938 shares of our common stock and the selling stockholders are offering up to 488,785,714 shares of common stock at an anticipated offering price of $0.0005 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is currently listed on the Over-The-Counter Electronic Bulletin Board under the symbol “AVNT.” On November 3, 2008, the last reported sales price of our common stock as reported on the Over-The-Counter Electronic Bulletin Board was $0.0005 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 2 of this prospectus.

This offering will be conducted on a best-efforts basis utilizing the efforts of Craig A. Waltzer, our chief executive officer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Common Stock	Total
Public Offering Price	$0.00050	$424,336.00
Fees	—	—

Offering Proceeds before expenses	$0.00050	$424,336.00

The date of this prospectus is November 3, 2008

Item 2.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements include, among others, statements relating to our business strategy, which is based upon our interpretation and analysis of trends in the security industry, especially those related to intelligent network video surveillance systems and upon management’s ability to successfully develop and commercialize its principal products, the distributed digital video recorder, IP streaming server and remote management interface. This strategy assumes that the Company’s principal products will prove useful, from both security and economic perspectives, for assisting in the convergence into IP-based networks. This strategy also assumes that we will be able to raise the capital necessary to finance the further development and commercialization of our products. Many known and unknown risks, uncertainties and other factors, including, but not limited to, technological changes and competition from new techniques, changes in general economic conditions, reform initiatives, legal claims, regulatory changes and risk factors detailed from time to time in our Securities and Exchange Commission filings may cause these assumptions to prove incorrect and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

ITEM 3.	Summary Information and Risk Factors

PROSPECTUS SUMMARY

This summary highlights information in this document and the documents incorporated by reference in this document. You should carefully review the more detailed information and financial statements included in this document or incorporated by reference in this document. The summary is not complete and may not contain all of the information you may need to consider before investing in our common stock. We urge you to carefully read this document and the documents incorporated by reference, including the “Risk Factors” and the financial statements and their accompanying notes.

The Company

Aventura Holdings, Inc. (AVNT) was incorporated by the Florida Department of State on May 9, 1990 as Sun Express Group, Inc. for the purpose of obtaining air carrier certification. The Company’s Board of Directors elected in July, 1993 to suspend certification efforts, dispose of or abandon existing assets and seek settlement of existing indebtedness. In July 1994, the Company completed a sale of its assets to Conquest Sun Airlines Corp. and Air Tran, Inc. (a spin-off subsidiary of Conquest Sun Airlines Corp.) The Company remained dormant until August, 2001 when the Company became involved in the motion picture industry and changed its name to Sun Network Group, Inc. In June, 2005 current management completed a reverse acquisition with the Company, changed our business focus to emerging technologies, replaced prior management and changed the Company’s name to Aventura VoIP Networks, Inc. In October, 2005 the Company merged with Aventura Holdings, Inc. and adopted its name.

The Company currently operates through its two wholly owned subsidiaries Video Stream, Inc. and Amex Security, Inc. and is engaged in the information technology and surveillance sectors developing solutions to fulfill high-quality enterprise video surveillance needs. Specifically, the Company develops open standard and proprietary Internet Protocol (IP) video surveillance systems with the ability to scale to enterprise environments.

As of the date of this prospectus, the Company has reported unaudited profitability year to date but has incurred net losses applicable to our common shareholders since recapitalization on June 7, 2005 through December 31, 2007 of $1,064,669. We anticipate that we may sustain losses from operations for the next 12 months primarily due to an anticipated increase in marketing and manufacturing expenses associated with the commercialization of our products and costs associated with advanced development activities. We plan to launch our IP video surveillance products in 2009 but there is no assurance that we will achieve market acceptance or that sufficient revenues will be generated to allow us to operate profitably.

Corporate Information

Our executive offices are located at 5555 Anglers Avenue, Suite 9, Fort Lauderdale, Florida 33312, and our telephone number is (305) 937-2000. Our website is www.Aventura-Holdings.com; however, information on our website is not, and should not be considered, part of this prospectus. Our SEC filings are available on www.sec.gov.

PRODUCT DEVELOPMENT HISTORY

Since inception of current management’s tenure, the mission of the Company has been to develop and refine intellectual property. We began with a Voice over Internet Protocol (VoIP) application but left that market when shrinking margins and economies of scale dictated. Utilizing certain technologies and knowledge gained from the VoIP business, Company management spent 2007 and 2008 researching, developing and deploying video surveillance products such as digital video recorders, IP streaming servers, central management servers, cameras and other peripheral equipment.

Network and intelligent video represents and drives the most profound changes in the video security industry. We live in a digitized and networked world where internet protocol changes the way we live and work. It is not a matter of if the entire market will be digitized and converged onto the internet but when. Video surveillance emerged as a viable market in the 1970s with the introduction of the videocassette recorder (VCR). In the early 1990s the digital video recorder (DVR) paved the road for the digital revolution but it was really a replacement for the VCR and multiplexer. The DVR combined two products into one and added the benefits of digital recording, but it was still a box with analog inputs that simply recorded. In the mid 1990s DVRs became equipped with a communication interface that enabled the retrieval of recorded or live video from a remote location. However, most 1990s networks were 10-Mb and utilized compression algorithms that were too “fat” for efficient transportation of video over a network. By 2000, 100-Mb networks were commonplace and by 2007 a common enterprise-class 48 port network switch enabled Gigabit performance on every port with the ability to stream video from thousands of locations at full frame rates and resolutions via the 10-Gibit backplane. Open interfaces in the IT industry enabled the emergence of independent software companies that build applications for video management.

When the unfortunate attacks of September 11th occurred, security rose to the top of the agenda in every local, state and federal government agency. The Department of Homeland Security was created and Fortune 1000 organizations began designating “C” level positions for security making Chief Security Officers part of management. Aventura Holdings, Inc. and our wholly owned subsidiaries recognized the need for scalable enterprise video surveillance solutions and we developed intelligent software platform designs. Current management has hands-on experience developing and deploying video surveillance systems for US government military bases, defense contractor installations, prisons, law enforcement venues, government subsidized housing projects, casinos, race tracks and cruise ships. In order to achieve viability deploying our products we must first be able to raise the capital necessary to finance further development and commercialization.

THE OFFERING

RISK FACTORS

An investment in the common stock offered is highly speculative and involves a high degree of risk. Accordingly, you should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

Risks Associated With Our Financial Results

We have incurred significant losses and we may not be able to continue our business in the future.

At September 30, 2008, we had an accumulated deficit of $25,028. These losses have resulted principally from costs associated with research and development and general and administrative costs associated with our operations. We expect operating losses will continue for at least the next 12 months due primarily to the anticipated expenses associated with demonstration sites, regulatory costs, pre-market approval process, anticipation commercialization of our products and continued research and development programs.

We have a limited history of operations. Since recapitalization in June 2005, we have been engaged principally in the development of our products. While we have generated income consulting others in our industry, we have not made significant sales. Consequently, we have limited experience in manufacturing, marketing and selling our products. We currently have limited sources of material operating revenues and have incurred net operating losses.

Due to the Company’s recurring losses from operations, our auditors have raised substantial doubts as to our ability to continue as a going concern.

We have received an opinion from our auditors stating that the fact that we have suffered recurring losses from operations, which raises substantial doubt about our ability to continue as a going concern. Our ability to achieve profitability will depend on our capacity to develop, manufacture, market and achieve market acceptance for our products. There can be no assurance we will achieve profitability if and when we develop the capacity to manufacture, market and achieve market acceptance for our products.

Risks Associated with our Lack of Capital

We require additional capital which we may be unable to raise which may cause us to stop or cut back our operations.

We plan on using the net proceeds raised from the sale of common stock through our Private Equity Credit Agreement and additional financings to develop and market our product family, including funds for:

•	research, engineering and development programs,

•	site testing of our family of products,

•	regulatory processes,

•	inventory,

•	marketing programs, and

•	operating expenses (including general and administrative expenses).

Our future capital requirements depend on many factors, including the following:

•	sales,

•	the progress of our research and development projects,

•	the progress of our site testing,

•	the time and cost involved in obtaining regulatory approvals,

•

the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; competing technological and market developments; changes and developments in our existing collaborative, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that we may establish, and

•	the development of commercialization activities and arrangements.

In addition, our fixed commitments are substantial and will increase if additional agreements are entered into and additional personnel retained. We do not expect to generate a positive internal cash flow for at least 12 months due to an anticipated increase in marketing and manufacturing expenses associated with the commercialization of our products and costs associated with advanced product development activities.

Although we have from time to time reviewed opportunities provided to us by investment bankers or potential investors in regard to additional equity financings, there can be no assurance that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy and will require us to further delay, scale back or eliminate our research, product development and marketing programs; and may require us to license to third parties rights to commercialize products or technologies that we would otherwise seek to develop ourselves, or to scale back or eliminate our other operations.

We have had and may have to issue securities, sometimes at prices substantially below market price, for services which may further depress our stock price and dilute the holdings of our shareholders.

Since we have generated insufficient revenues to date, our ability to obtain and retain consultants may be dependent on our ability to issue stock for services. The issuance of large amounts of our common stock, sometimes at prices well below market price, for services rendered or to be rendered and the subsequent sale of these shares may further depress the price of our common stock and dilute the holdings of our shareholders. In addition, because of the possible dilution to existing shareholders, the issuance of substantial additional shares may cause a change-in-control.

We may have to in the future sell additional unregistered convertible securities, possibly without limitations on the number of common shares the securities are convertible into, which could dilute the value of the holdings of current shareholders.

In order to obtain working capital we will:

•	draw on our Private Equity Agreement pursuant to this registration statement, once it is declared effective,

•

seek capital through debt or equity financing which may include the issuance of convertible debentures or convertible preferred stock whose rights and preferences are superior to those of the common stockholders and

•	attempt to negotiate the best transactions possible taking into account the impact on our shareholders, dilution, loss of voting power and the possibility of a change-in-control.

Nonetheless, in order to satisfy our working capital needs, it may become necessary to issue convertible securities without a floor on the conversion price.

In the event that we issue convertible preferred stock or convertible debentures without a limit on the number of shares that can be issued upon conversion and if the price of our common stock decreases:

•	the percentage of shares outstanding that will be held by these holders upon conversion will increase accordingly,

•

the lower the market price the greater the number of shares to be issued to these holders upon conversion, thus increasing the potential profits to the holder when the price per share later increases and the holder sells the common shares,

•

the preferred stockholders’ and debenture holders’ potential for increased share issuance and profit, including profits derived from short sales of our common stock, in addition to a stock overhang of an indeterminable amount, may depress the price of our common stock,

•	the sale of a substantial amount of preferred stock or debentures to relatively few holders could effectuate a possible change-in-control, and

•

in the event of our voluntary or involuntary liquidation while the preferred stock or debentures are outstanding, the holders of those securities will be entitled to a preference in distribution of our property.

We may have to increase our authorized shares of common stock to have sufficient shares available to raise capital for continuing operations and strategic initiatives which may cause the value of our common stock to decline and dilute the holdings of our shareholders.

We now have issued and outstanding 2,790,324,194 shares of common stock out of 5,000,000,000 authorized shares. In addition, we have reserved 750,000,000 shares for issuance to our chief technical officer in the event products he developed are successfully introduced to market. Therefore, given our ongoing need to issue substantial amounts of new shares to raise capital to continue operations and to fulfill our obligations to register shares, we may seek shareholder approval of an amendment to our articles of incorporation to increase our authorized common stock at a Special or Annual Meeting of Stockholders. There can be no assurance that our shareholders will approve such an increase. If they do not, then we may have to seek alternative sources of funding, which may not be available on commercially reasonable terms. Consequently, a failure to obtain such shareholder approval could have a material adverse impact on the Company.

We may have to issue securities, sometimes substantially below market price, in order to pay off our debts which may further depress our stock price and dilute the holdings of our shareholders.

Since we have generated insufficient revenues to date, we have had difficulty paying off some debts which have become due. In order to pay these debts, we may issue shares and/or warrants to purchase shares of our common stock. On some occasions, we may convert debt into equity at prices well below the market price. In addition, we may have to issue more shares of common stock or other equity securities, sometimes at prices well below market price, in order to pay off future debts that become due. These types of issuances of common stock and other equity securities to pay off debt may further depress the price of our common stock and would dilute the holdings of our shareholders, and if substantial dilution does occur, could also cause a change-in-control.

Risks Associated with our Industry

We depend on market acceptance to sell our products, which have not been proven, and a lack of acceptance would depress our sales.

Incorrect or improper use of our products or failure to properly provide training, consulting, implementation and maintenance services could result in negative publicity and legal liability.

Our products and solutions are complex and are deployed in a wide variety of network environments. The proper use of our software requires extensive training and, if our software products are not used correctly or as intended, inaccurate results may be produced. Our products may also be intentionally misused or abused by clients who use our products. The incorrect or improper use of our products or our failure to properly provide training, consulting, implementation and maintenance services to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

If we lose our key suppliers, our business may suffer.

Certain components and subassemblies that are used in the manufacture of our products are purchased from a single or a limited number of suppliers. In the event that any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products are critical to our success. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of our CEO and CTO, the loss of either could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

We will sell our products and solutions throughout the world and intend to penetrate international markets. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our technology. We rely on a combination of trade secrets, non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

We intend to distribute our products including software license agreements that restrict the use of our products by terms and conditions prohibiting unauthorized reproduction or transfer of the software. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States.

From time to time, we may receive “cease and desist” letters alleging patent infringements. No formal claims or other actions have been filed with respect to such alleged infringements. We cannot assure you, however, that we will be successful in defending against the claims that may be asserted. We also cannot assure you that such claims will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms, any of which may have a material adverse impact on our business or financial condition.

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Undetected problems in our products could directly impair our financial results and we could face potential product liability claims against us.

If flaws in the design, production, assembly or testing of our products and solutions (by us or our suppliers) were to occur, we could experience a rate of failure in our products or solutions that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products or solutions will be sufficient to permit us to avoid a rate of failure in our products or solutions that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We attempt to minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. No assurance can be given that all claims will be barred by the contractual provisions limiting liability or that the provisions will be enforceable. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

If our recording solutions fail to record, we may be subject to liability and our reputation may be harmed.

Many of our customers use our solutions to record and to store recordings of commercial interactions. These recordings are used to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted communications. These customers rely on our solutions to record, store and retrieve data in a timely, reliable and efficient manner. If our solutions fail to record our customers’ interactions or our customers are unable to retrieve stored recordings when necessary, we may be subject to liability and our reputation may be harmed. Although we attempt to limit any potential exposure through quality assurance programs and contractual terms, we cannot assure you that we will eliminate or successfully limit our liability for any failure of our recording and storage solutions.

We face risks relating to government contracts.

We intend to sell our products to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

We face risks relating to large projects in the security market.

Some of the customer projects for which we offer our security products, solutions and related services are growing in size. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products and complex environments, and our dependency upon subcontractors for the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The market for our products, solutions and related services, in general, is highly competitive. Additionally, some of our principal competitors may have significantly greater resources and larger customer bases than we do. We have seen evidence of price reductions by some of our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. We believe we can manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

Digital video products and applications are utilized by entities in the closed circuit television, or CCTV, security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platforms and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result. Moreover, our penetration into this market may not experience the same growth rate as the entire company’s growth rate, which might have a material adverse effect on our earnings.

With respect to the public safety part of our business, our ability to succeed depends on our ability to develop an effective network of distributors to the mid-low segment of the public safety market, while facing pricing pressures and low barriers to entry. We face significant competition from other well-established competitors. Prices have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result. We believe that our ability to sell and distribute our applications in the public safety market depends on the success of our marketing, distribution and product development initiatives. We cannot assure you that we will be successful in these initiatives.

Unfavorable economic and market conditions and reduced information technology spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

We are subject to the effects of general global, economic and market conditions. Recent events in the financial market may have an impact on our enterprise business. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, many enterprises may reduce spending in connection with security. Budgets for IT-related capital expenditures are typically cyclical in nature, with generally higher budgets in times of improving economic conditions and lower budgets in times of economic slowdowns. In addition, even at times when budgets for technology-related capital expenditures are relatively high, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the operational risk management solutions that we offer.

Customer purchase decisions may be significantly affected by a variety of factors, including trends in spending for information technology and enterprise software, market competition, capital expenditure prioritization, budgeting and the viability or announcement of alternative technologies. Furthermore, even when information technology is a priority, prospective customers that made significant investments in internally developed solutions would incur significant costs in switching to third-party enterprise-wide products such as ours. If these industry-wide conditions exist, they may have a material adverse impact on our business, financial condition and results of operations.

We may be unable to develop strategic alliances and marketing partnerships for the global distribution of our video platforms and applications, which may limit our ability to successfully market and sell these products.

We believe that developing marketing partnerships and strategic alliances is an important factor in our success in marketing our video platforms and applications and in penetrating new markets for such products. However, we have only recently started to develop a number of strategic alliances for marketing and distribution. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell our video platforms and applications and may have a negative impact on our business and results of operations.

If the pace of spending by the U.S. Department of Homeland Security is slower than anticipated, our business will likely be adversely affected, perhaps materially.

The market for our security solutions in CCTV continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities.

If we are unable to maintain the security of our systems, our business, financial condition and operating results could be harmed.

The occurrence, or perception of occurrence, of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Some of our customers may use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business. If, in handling this information we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised. If personal information is received or used from sources outside the U.S., we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Our business could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed. In addition, our revenues would be harmed if we fail to adapt our products to changes in regulations applicable to the business of certain of our clients, such as securities trading, broker sales compliance and anti-money laundering laws and regulations.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and share price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the requirements of Section 404, which first applied to our financial statements for 2006, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our shares.

Our quarterly results are likely to fluctuate, which could cause us to miss market expectations and as a result may impact the trading price of our ordinary shares.

The trading price of our shares has experienced significant volatility in the past and may continue to do so in the future. Unfavorable changes, many of which are outside of our control, could have a material adverse affect on our business, operating results, and financial condition.

Historically, revenues in our industry have reflected seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

Our industry operates with a certain backlog and we face factors such as timing and volume of orders within a given period that affect our ability to fulfill these orders and to determine the amount of our revenues within the period.

We may derive our sales primarily through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as our recent introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable in the short term.

Due to the factors described above, it is possible that in a particular future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline.

Our share price is volatile and may decline.

Numerous factors, some of which are beyond our control, may cause the market price of our shares to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us or our competitors, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology sectors of the securities markets.

Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

The sales cycle for our products and services is variable, typically ranging between a few weeks to several months, and in some extreme cases it may take even longer, from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead time required by contract manufacturers, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations. In addition, the period of time from order to delivery is short, and therefore our backlog for such products is expected to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors. In such event, the market price of our shares may be materially adversely affected.

Where You Can Find More Information

We have filed with the SEC a Registration Statement on Form S-1 with all amendments and exhibits under the Securities Act of 1933, as amended, concerning the common stock offered in this prospectus. This prospectus does not contain all of the information contained in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and our securities, you should refer to the registration statement, including its schedules and exhibits. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and, in each instance, you should refer to the copy of the filed contract or document which is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described below.

We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further filing information and locations of public reference rooms. Our SEC filings and those of other issuers that file electronically are also available to the public on the SEC’s website at http://www.sec.gov.

ITEM 4.	Use of Proceeds

Except as may be otherwise set forth in any prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of securities offered hereby for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time and for working capital, capital expenditures and acquisitions.

ITEM 5.	Determination of Offering Price

The $0.0005 offering price was estimated solely for purposes of calculating the registration fee according to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average bid and ask price of our common stock on the Over-The-Counter Electronic Bulletin Board on November 3, 2008.

ITEM 6.	Dilution

The difference between the public offering price per share of common stock and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of common stock which may be redeemed for cash), by the number of outstanding shares of our common stock.

Initial Public Offering Price		$0.000500
Net Tangible Book Value Before This Offering	$(0.000009)
Increase Attributable To New Investors In This Offering	0.000064

Pro Forma Net Tangible Book Value After This Offering		0.000055

Dilution To New Investors		$0.00045

Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

ITEM 7.	Selling Security Holders

	Number of Shares Beneficially Owned			Percentage of Shares Outstanding
Name of Beneficial Owner	Before Offering	Shares Being Offered	Assuming Full Share Offering	Before Offering	After Offering Assuming No Registrant Share Offering	After Offering Assuming Full Registrant Share Offering
5% Stockholders
Melissa Apple, Trustee of the Maria Lopez Irrevocable Trust UTD March 29, 2004	1,488,785,714	488,785,714	1,000,000,000	53.36%	35.84%	31.74%
American Dealer Enterprise Group, LLC	146,880,667	—	146,880,667	5.26%	5.26%	4.66%
Named Executive Officers:
Craig A. Waltzer	—	—	—	0.00%	0.00%	0.00%
Gerald Sliz	—	—	—	0.00%	0.00%	0.00%
Non-Employee Directors:
Alan R. Siskind	75,000,000	—	75,000,000	2.69%	2.69%	2.38%
Jere J. Lane	—	—	—	0.00%	0.00%	0.00%

Melissa Apple, is the Trustee of the Maria Lopez Irrevocable Trust UTD March 29, 2004 which currently owns 53.36% of our outstanding common stock, and would be deemed to control us, as such term is defined in the 1933 Act. The Trustee is a former spouse of Craig A. Waltzer, our Chief Executive Officer, and for that reason, while the Trustee must act in the manner she alone deems appropriate in her sole and exclusive discretion, this prior affiliation is disclosed.

ITEM 8.	Plan of Distribution

The Company’s intention is to grow our business and expand our operating level. The Company is limited to the number of shares it may register by Rule 415. Under Rule 415, the Company may register a maximum of 1/3 of its outstanding non-affiliated shares. As of November 3, 2008, the Company has 1,079,657,813 non-affiliate shares outstanding. Therefore the Company has the option of registering up to 359,885,938 shares in this registration statement.

The Company will pay all expenses borne in the distribution process.

Aventura’s common stock trades on the Over-the-Counter Bulletin Board (OTCBB) which is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ or a national securities exchange. OTCBB securities include national, regional, and foreign equity issues.

On November 3, 2008, the last reported sales price of our common stock as reported on the Over-The-Counter Electronic Bulletin Board was $0.0005 per share but there could be wide fluctuations in response to various events or factors, many of which are beyond our control. As a result, investors may be unable to sell their shares at or greater than the price at which they are being offered.

This offering will be conducted on a best-efforts basis utilizing the efforts of Craig A. Waltzer, our chief executive officer. Potential investors include, but are not limited to, family, friends and acquaintances of Mr. Waltzer and their associates. The intended methods of communication include, without limitation, telephone and personal contact. In Mr. Waltzer’s endeavors to sell this offering, he will not use any mass advertising methods such as the internet or print media.

Funds received by the sales agent in connection with sales of our securities will be transmitted immediately into a trust account until the shares are delivered to the investor by our transfer agent. There can be no assurance that all, or any of the shares will be sold.

Mr. Waltzer will not receive commissions for any sales originated on our behalf. We believe that Mr. Waltzer is exempt from registration as a broker under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. In particular, as to Mr. Waltzer he:

1. is not subject to a statutory disqualification, as that term is defined in Section 3(a)39 of the Act, at the time of his participation;

2. is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. is not an associated person of a broker or dealer; and

4. meets the conditions of the following:

a.	primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities;

b.	was not a broker or dealer, or associated persons of a broker or dealer, within the preceding 12 months;

c.	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs within this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within rule 415 registration.

No officers or directors of the Company may purchase any securities in this offering.

There can be no assurance that all, or any, of the shares will be sold. As of this date, we have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if we were to enter into such arrangements, we will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named herein.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of this date, we have not identified the specific states where the offering will be sold. We will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement.

The proceeds from the sale of the shares in this offering will be payable to Corporate Stock Transfer Trust Account f/b/o Aventura Holdings, Inc. (“Trust Account”) and will be deposited in a non-interest or minimum interest bearing bank account until the share certificates are delivered. No interest will be paid to any shareholder or the Company. All subscription agreements and checks are irrevocable. The trust agent will continue to receive funds and perform additional disbursements until effective date of this offering expires. Thereafter, this escrow agreement shall terminate. The escrow fee to Corporate Stock Transfer is $1,500.

Investors can purchase common stock in this offering by completing a Subscription Agreement (attached hereto as Exhibit 99.1) and sending it together with payment in full. All payments must be made in United States currency either by personal check, bank draft, wire transfer or cashier’s check. There is no minimum subscription requirement. All subscription agreements and checks are irrevocable. The Company expressly reserves the right to either accept or reject any subscription. Any subscription rejected will be returned to the subscriber within ten (10) business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once we accept a subscription, the subscriber cannot withdraw it.

ITEM 9.	Description of Securities to be Registered

The authorized capital stock of the Company consists of 5,000,000,000 shares of Common Stock, par value $.001. The holders of common stock currently (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Please refer to the Company’s Articles of Incorporation (Exhibit 3.1), Restated Articles of Incorporation (Exhibit 3.11), By-Laws (Exhibit 3.3) and the applicable statutes of the State of Florida for a more complete description of the rights and liabilities of holders of the Company’s securities.

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company’s directors. After this Offering is completed, management will own 31.74% of the outstanding shares assuming a full registration.

As of the date of this prospectus, the Company has not declared or paid any cash dividends to stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent factors. It is the present intention of the Company not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company’s business operations.

Corporate Stock Transfer of Denver, CO, is our transfer agent and registrar for the Common stock.

ITEM 10.	Interests of Named Experts and Counsel

None.

ITEM 11.	Information with Respect to the Registrant

(a)	Aventura Holdings, Inc. (AVNT) was incorporated by the Florida Department of State on May 9, 1990 as Sun Express Group, Inc. for the purpose of obtaining air carrier certification. The Company’s Board of Directors elected in July, 1993 to suspend certification efforts, dispose of or abandon existing assets and seek settlement of existing indebtedness. In July 1994, the Company completed a sale of its assets to Conquest Sun Airlines Corp. and Air Tran, Inc. (a spin-off subsidiary of Conquest Sun Airlines Corp.) The Company remained dormant until August, 2001 when the Company became involved in the motion picture industry and changed its name to Sun Network Group, Inc. On March 15, 2005 the Company elected to be subject to Sections 55 through 65 of the Investment Company Act of 1940.

In June, 2005 current management completed a reverse acquisition with the Company, changed our business focus to emerging technologies, replaced prior management, changed the Company’s name to Aventura VoIP Networks, Inc., then as a result of a merger in October, 2005 changed our name to Aventura Holdings, Inc. On a retrospective basis, this transaction was accounted for as a recapitalization of Aventura Networks, LLC since the member of Aventura Networks, LLC acquired both voting and management control of the Company. Accordingly, the financial statements of the Company just subsequent to the recapitalization included balance sheets of both Aventura Networks, LLC and Aventura Holdings, Inc. at historical cost, the historical operations of Aventura Networks, LLC and the operations of Aventura Holdings, Inc. from June 7, 2005 forward. However, the retroactive restatement now portrays all revenues and expenses from Aventura Networks, LLC as discontinued operations since its operations ceased, net liabilities disbursed and Aventura Networks, LLC is no longer a subsidiary of the Company.

The Company unelected 1940 Act status on May 15, 2006. During 2006, the Company purchased a controlling interest in an automobile finance company in exchange for Company stock, entered into agreements and issued warrants that could have resulted in the acquisition of an additional automobile finance company and automobile dealerships. The automobile finance and dealership entities were non-performing and the owner failed to exercise the warrants before expiration. The Company ultimately settled matters by returning the acquired interest in its subsidiary automobile finance company to its prior owner and received all Company stock issued for its purchase in return. All previously reported net revenues and expenses from the automobile finance activities were reclassified as income or loss from discontinued operations.

Hence, all 2005, 2006 and 2007 revenues and expenses from the VoIP and automobile finance companies are portrayed as net income or loss from discontinued operations

The Company currently operates through its two wholly owned subsidiaries Video Stream, Inc. and Amex Security, Inc. and is engaged in the information technology and surveillance sectors developing solutions to fulfill high-quality enterprise video surveillance needs. Specifically, the Company develops open standard and proprietary Internet Protocol (IP) video surveillance systems with the ability to scale to enterprise environments.

(b)	The Company and its wholly owned subsidiaries operate from our executive offices are located at 5555 Anglers Avenue, Suite 9, Fort Lauderdale, Florida 33312, and our telephone number is (305) 937-2000. We operate and develop information technology and surveillance solutions in our Ft Lauderdale, Florida location.

(c)	The Company is not a party to any pending legal proceedings.

(d)	The Company’s common stock is traded on the Over-The-Counter Bulletin Board which is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ or a national securities exchange. Following are the high and low sales prices for each full quarterly period within the two most recent fiscal years and quarters 1, 2 and 3 of 2008:

	Bid
	High	Low
Interim 2008:
First Quarter	$0.0013	$0.0005
Second Quarter	$0.0007	$0.0003
Third Quarter	$0.0009	$0.0002
Year Ended December 31, 2007:
First Quarter	$0.0580	$0.0003
Second Quarter	$0.0010	$0.0004
Third Quarter	$0.0040	$0.0003
Fourth Quarter	$0.0015	$0.0002
Year Ended December 31, 2006:
First Quarter	$0.0046	$0.0003
Second Quarter	$0.0033	$0.0011
Third Quarter	$0.0014	$0.0008
Fourth Quarter	$0.0010	$0.0005

(e)	The registrant incorporates by reference the following documents:

•	Our annual report on Form 10-K for the year ended December, 31, 2007, filed on March 31, 2008;

•	Our first amended annual report on Form 10-K/A for the year ended December, 31, 2007, filed on August 6, 2008;

•	Our second amended annual report on Form 10-K/A for the year ended December, 31, 2007, filed on September 18, 2008;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 15, 2008;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008; and

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed on October 22, 2008;

•	Our Form 8-K filed on November 21, 2006.

(f)	In accordance with Rule 229.10(f)(1) this Registrant qualifies as a smaller reporting company and is not required to provide selected financial data in accordance with Item 301.

(g)	In accordance with Rule 229.10(f)(1) this Registrant qualifies as a smaller reporting company and is not required to provide selected financial data in accordance with Item 302.

(h)	Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Liquidity - At December 31, 2007, we had an accumulated deficit of $1,162,772 and a working capital deficit of $113,869.

We have no material commitments for capital expenditures.

Net cash used in operations during the year ended December 31, 2007 was $22,197 primarily relating to our $178,271 net loss primarily financed by a loan exchanged for Company common stock. In the comparable period of 2006, we had net cash used in operations of $342,197, primarily relating to the net loss of $496,366.

No cash was provided or used by investing activities for the years ended December 31, 2007 and 2006.

Net cash provided by financing activities for the year ended December 31, 2007 was $0 as compared to net cash provided by financing activities of $365,596 for the year ended December 31, 2006. During the year ended December 31, 2007 we exchanged $50,000 for a note payable to American Dealers Enterprise Group, LLC. In the comparable period of 2006, we paid $978 in cash to extinguish our debt to Dutchess Private Equities Fund II, LP and exchanged $150,000 for a note payable to American Dealers Enterprise Group, LLC.

The Company is reliant upon outside entities to finance its operations and provide capital for lending activities. A tightening of capital markets can reduce or eliminate funding sources resulting in a decrease in our liquidity and an inability to generate revenues from new lending activities.

2.	Capital Resources - The Company had no material commitments for capital expenditures as of December 31, 2007 and has no current material commitments for capital expenditures for which we are seeking funds to fulfill.

The Company’s capital resources are expected to be directly related to the market for our common stock which is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, the shares of our common stock are sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price.

Secondly, we are a speculative or “risky” investment due to our operating history and lack of profits to date, and uncertainty of future market acceptance for our products and services. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

3.	Results of Operations - Due to the Company’s June 7, 2005 acquisition of a 100% member interest in Aventura Networks, LLC, a reverse acquisition occurred since the owners of Aventura Networks, LLC held a majority of the Company’s common stock immediately following the transaction. Accordingly, for financial reporting purposes the Company recognized Aventura Networks, LLC as the Company’s historical registrant and retrospectively consolidated with Aventura Networks, LLC as its wholly owned subsidiary. All operating activity (other than that of Aventura Networks, LLC) prior to June 7, 2005 was eliminated and equity was restated to reflect our new structure. However, since Aventura Networks, LLC was distributed out of the Company on June 29, 2006, Aventura Networks, LLC is portrayed throughout the financial statements as discontinued operations. The Company acquired a controlling interest in and consolidated Ohio Funding Group, Inc. into the Company’s financial statements by virtue of our May 16, 2006, October 1, 2006 and September 24, 2007 30%, 30% and 39.2% respective investments in Ohio’s outstanding common stock. On November 6, 2007 Ohio ceased operating as a subsidiary of the Company and Ohio’s activity is portrayed in the financial statements as discontinued operations.

The Company currently operates through its two wholly owned subsidiaries Video Stream, Inc. and Amex Security, Inc. and is engaged in the information technology and surveillance sectors developing solutions to fulfill high-quality enterprise video surveillance needs. Specifically, the Company develops open standard and proprietary Internet Protocol (IP) video surveillance systems with the ability to scale to enterprise environments.

The Company does not expect the impact of inflation and changing prices to have a material effect on our net sales and revenues and on income from continuing operations.

4.	Off Balance Sheet Arrangements - There are no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.	Contractual Obligations - The Company’s only contractual obligation is the operating lease on its executive office located at 5555 Anglers Avenue, Suite 9, Ft Lauderdale, FL 33312.

Payments Due By Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	106,080	26,520	53,040	26,520	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total Contractual Obligations	$106,080	$26,520	$53,040	$26,520	$—

(i)	On October 31, 2006 Salberg & Company, PA (Salberg) resigned as the independent registered public accounting firm for the Company. Salberg served as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004. On November 1, 2006, the Company engaged Jewett, Schwartz & Associates (Jewett) to replace Salberg as its independent registered public accounting firm for the fiscal year ended December 31, 2006. The resignation of Salberg and the replacement with Jewett as the Company’s independent registered public accounting firm was approved by the Audit Committee of the Board of Directors of the Company (the Audit Committee).

The reports of Salberg on the Company’s financial statements for the fiscal years ended December 31, 2005 and 2004 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle except that there was an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2005 and 2004 and through October 31, 2006, there were (1) no disagreements with Salberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Salberg, would have caused them to make reference thereto in their report on the financial statements for such years, and (2) no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

During the two fiscal years ended December 31, 2005 and 2004 and through October 31, 2006, the Company did not consult with Jewett regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that Jewett concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company requested that Salberg furnish it with a new letter addressed to the SEC stating whether or not such firm agrees with the above statements. Salberg indicated that his firm contacted SEC and SEC concluded that since their letter was included as Exhibit 16.1 to Form 8-K filed on November 21, 2006, no additional predecessor audit letter is necessary. Accordingly, the Registrant incorporates by reference Form 8-K filed November 21, 2006.

(j)	Quantitative And Qualitative Disclosure About Market Risk - The Registrant’s net proceeds of this offering will be used for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time and for working capital, capital expenditures and acquisitions. Due to the nature of use of the net proceeds of this offering, we believe there will be no associated material exposure to interest, foreign currency exchange, commodity price or other relevant market rate or price risks.

(k)

Name	Age	Position	Period Held
Craig A. Waltzer	46	Chairman / CEO	2005 - Current
Gerald Sliz	53	Director / CTO	2008 - Current
Jere J. Lane	53	Director	2005 - Current
Alan R. Siskind	66	Director	2008 - Current

Craig A. Waltzer; age 46; Chief Executive Officer, Chief Financial Officer, Director and Chairman

Mr. Waltzer was elected Chief Executive Officer and Chairman of the Board of Directors in 2005. Prior to joining the Company, Mr. Waltzer held various executive positions in telecommunications companies and headed his own certified public accounting firm. Mr. Waltzer graduated from the University of South Florida in 1982 with a Bachelors of Arts in Business Administration with a concentration in Finance and Accounting and was admitted by the state of Florida Board of Accountancy in 1985.

Gerald Sliz; age 53; Chief Technical Officer and Director

Mr. Sliz is an information technology (IT) executive. Mr. Sliz has twenty five years experience in the design and implementation of diverse software development projects in industries ranging from video surveillance to healthcare, insurance, banking and equities. Mr. Sliz has held positions as President, Chief Technical Officer and Director of Information Technology throughout his career and has performed system implementation and design consulting for numerous Fortune 500 companies.

Jere J. Lane; age 53; Director and Chairman of the Audit Committee

Mr. Lane was elected Director and Chairman of the audit committee in 2005. Mr. Lane practiced as a partner, sole practitioner and tax manager of certified public accounting firms. Mr. Lane graduated from Florida International University with a Bachelors of Arts in Business Administration in 1980 and was admitted by the state of Florida Board of Accountancy in 1983. Mr. Lane is an independent director.

Alan R. Siskind; age 66; Director

Mr. Siskind is an advertising executive with over forty years experience. Mr. Siskind is a graduate from the University of Kentucky and a former partner in one of Miami’s largest advertising agencies. Mr. Siskind specialized in the representation of major cruise lines, hotels, airlines, automobile dealerships and auctions. Mr. Siskind has a reputation and a proven track record of using his marketing expertise to build companies. Mr. Siskind is an independent director.

(l)	Executive and Director Compensation Table

Executive and / or Director	Fiscal Year	Salary	All other Compensation
Craig A. Waltzer	2007	$60,000	$—
	2006	32,500	—
	2005	30,000	—
Gerald Sliz*	2007	—	—
	2006	—	—
	2005	—	—
Jere J. Lane	2007	—	—
	2006	—	—
	2005	—	—
Alan R. Siskind	2007	—	—
	2006	—	—
	2005	—	—

On August 19, 2008, the Registrant‘s subsidiary Video Stream, Inc. entered into a 3 year salary and bonus agreement with Mr. Sliz commencing January 1, 2009. Mr. Sliz’ annual compensation will be $120,000 plus a bonus of 100 shares of the Registrant’s common stock for every $1 of Video Stream revenue. The bonus provision is designed to reward Mr. Sliz for technology he developed and brought into the Company and expires once the Registrant‘s subsidiary attains cumulative revenues of $7,500,000. In the event of a change in control of the Registrant by means of acquisition, reverse acquisition or merger, Mr. Sliz will be entitled to the maximum bonus issuance.

(m)	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of November 3, 2008, each stockholder who owns more than 5% of our outstanding shares of common stock, each director, the chief executive officer, our executive officers and our directors and executive officers as a group. As of such date, Melissa Apple, Trustee of the Maria Lopez Irrevocable Trust UTD March 29, 2004 owns the largest block of our outstanding securities. The Trustee is a former spouse of Craig A. Waltzer, our Chief Executive Officer, and for that reason, while the Trustee must act in the manner she alone deems appropriate in her sole and exclusive discretion, this prior affiliation is disclosed.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Melissa Apple, Trustee of the Maria Lopez Irrevocable Trust UTD March 29, 2004	1,488,785,714 Shares Direct Ownership	53.36%
	595 Piedmont Avenue, NE - Suite 320-185
	Atlanta, Georgia 30308

Common Stock	American Dealer Enterprise Group, LLC	146,880,667 Shares Direct Ownership	5.26%
	25505 West 12 Mile Road, Suite 3000
	Southfield, Michigan 48034-8316

(n)	Transactions with Related Persons, Promoters and Certain Control Persons

On August 19, 2008, the Registrant‘s subsidiary Video Stream, Inc. entered into a 3 year salary and bonus agreement with Gerald Sliz (a Director and Chief Technical Officer of the Registrant) commencing January 1, 2009. Mr. Sliz’ annual compensation will be $120,000 plus a bonus of 100 shares of the Registrant’s common stock for every $1 of Video Stream revenue. The bonus provision is designed to reward Mr. Sliz for technology he developed and brought into the Company and expires once the Registrant‘s subsidiary attains cumulative revenues of $7,500,000. In the event of a change in control of the Registrant by means of acquisition, reverse acquisition or merger, Mr. Sliz will be entitled to the maximum bonus issuance.

Mr. Sliz is the President of the Registrant’s subsidiary Video Stream, Inc. The stock bonus if fully earned by Mr. Sliz can have a value calculated at today’s $0.0005 market price of $375,000.

ITEM 11A.	Material Changes

There were no material changes in the registrant’s affairs which have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest Form 10-K and that have not been described in a Form 10-Q or Form 8-K filed under the Exchange Act.

ITEM 12.	Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

(a)	Our annual report on Form 10-K for the year ended December, 31, 2007, filed on March 31, 2008;

(b)	Our first amended annual report on Form 10-K/A for the year ended December, 31, 2007, filed on August 6, 2008;

(c)	Our second amended annual report on Form 10-K/A for the year ended December, 31, 2007, filed on September 18, 2008;

(d)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 15, 2008;

(e)	Our quarterly report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008; and

(f)	Our quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed on October 20, 2008.

(g)	Our Form 8-K filled on November 21, 2006.

We will provide to you a copy of any of these filings, at no cost, upon your request made by writing, calling us, or emailing as follows:

Aventura Holdings, Inc.

5555 Anglers Avenue, Suite 9

Fort Lauderdale, Florida 33312

Telephone number (305) 937-2000

Attn: Investor Relations

Email: info@aventura-holdings.com

In addition, you may access these reports incorporated by reference through our website www.aventura-holdings.com.

ITEM 12A.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$16.68
Accounting Fees	—
Legal Fees	—
Edgar Filing Fees	500.00
Taxes	—
Printing Expenses	—
Escrow Agent Fees	1,500.00
Transfer Agent Fees	500.00

Total	$2,516.68

All amounts are estimates other than the Commission’s registration and escrow agent fees. The Company is paying all expenses of the offering listed above.

ITEM 14.	Indemnification of Directors and Officers

Our Bylaws and Restated Articles of Incorporation provide for indemnification of its directors, officers, agents and employees as follows:

ARTICLE VII – Bylaws of Aventura Holdings, Inc.

Indemnification of Corporate Agents

Section 1. Proceedings Against Corporate Agents. The corporation has the power to indemnify a person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a Director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification shall be against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with the action, suit, or proceeding. The corporation has the power to indemnify the Director, officer, employee, or agent of the corporation, only if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Proceedings by or in the Right of the Corporation. The corporation has the power to indemnify a person who was or is a party, or is threatened to be made a party, to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not. The indemnification shall be against expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred in connection with the action or suit. The corporation has the power to indemnify the person only if that person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders. However, no indemnification shall be made with respect to any claim, issue or matter as to which such person has been found liable to the corporation except to the extent authorized in Section 7 of this Article VII.

Section 3. Corporate Agent Successful in Proceedings. To the extent that a Director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Section 1 and 2 of this Article VII, or in defense of a claim, issue, or matter arising therein, the person shall be indemnified against actual and reasonable expenses, including attorneys’ fees, incurred by the person in connection with the action, suit, or proceeding and in any action, suit, or proceeding brought to enforce the mandatory indemnification provided in this Section 3.

Section 4. Determination that Indemnification is Proper. Unless otherwise ordered by a court, an indemnification under Sections 1 and 2 of this Article VII shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because that person has met the applicable standard of conduct set forth in those sections. Such determination shall be made in any of the following ways:

a.	by a majority vote of a quorum of the Board consisting of members who were not parties or threatened to be made parties to the action, suit or proceeding;

b.	if a quorum cannot be obtained under subdivision (a) by majority vote of a Committee duly designated by the full Board and consisting solely of two (2) or more Directors not at the time parties or threatened to be made parties to the action, suit or proceeding;

c.	by independent legal counsel in a written opinion, which counsel shall be selected in one of the following ways: (i) by the Board or its Committee in the manner prescribed in subdivision (a) or (b); or (ii) if a quorum of the Board cannot be obtained under subdivision (a) and a Committee cannot be designated under subdivision (b), by the full Board; or

d.	by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

Section 5. Partial Indemnification. If a person is entitled to indemnification under Sections 1 and 2 of this Article VII for a portion of expenses including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement but not for the total amount thereof, the corporation may indemnify the person for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the person is entitled to be indemnified.

Section 6. Expenses Payable in Advance. A corporation may pay or reimburse the reasonable expenses incurred by a Director, officer, employee, or agent who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if all of the following apply: (a) the person furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article VII; (b) the person furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and (c) a determination is made that the facts then known to those making the determination would not preclude indemnification under these Bylaws. The undertaking required by subsection (b) must be an unlimited general obligation of the person but need not be secured. Determinations of payments under this Section 6 shall be made in the manner specified in Sections 4 and 5 of this Article VII.

Section 7. Indemnification. A Director, officer, employee, or agent of the corporation who is a party or threatened to be made a party to an action, suit, or proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice it considers necessary, may order indemnification if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the applicable standard of conduct set forth in Sections 1 and 2 of this Article VII or was adjudged liable as described in Section 2 of this Article VII, but if he was adjudged liable, his indemnification is limited to reasonable expenses incurred.

Section 8. Rights not Exclusive. The indemnification or advancement of expenses provided in Sections 1 to 7 of this Article VII is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation of the corporation, these Bylaws, or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. Moreover, the indemnification provided for in Sections 1 to 7 of this Article VII continues as to a person who ceases to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person.

ARTICLE IX – Restated Articles of Incorporation

Director Liability

No director of this corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Nothing in this paragraph shall serve to eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under section 607.0831 of the Florida General Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit. If the Florida General Corporation Act is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Florida General Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE X – Restated Articles of Incorporation

Director and Officer Indemnification

(a)

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal or administrative, (hereinafter a Proceeding”), or is contacted by any governmental or regulatory body in connection with any investigation or inquiry (hereinafter an Investigation”),”by reason of the fact that such person is or was a director or executive officer (as such term is utilized pursuant to interpretations under Section 16 of the Securities Exchange Act of 1934) of the corporation or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an Ïndemnitee”), whether the basis of such Proceeding or Investigation is alleged action in an official capacity or in any other capacity as set forth above shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Florida General Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorney’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) or the costs or reasonable settlement made with a view to curtailment of the cost of litigation reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, personal representatives, executors and administrators, provided, however, that except as provided in paragraph (b) hereof with respect to Proceedings to enforce rights to indemnification, the corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the corporation. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an advancement of

Expenses”), provide, however, that the Advancement of Expenses shall be made only upon delivery to the corporation of a personal guarantee by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is further right to appeal that such Indemnitee is or was not entitled to be indemnified for such expenses under this Article or otherwise (hereinafter a “Guarantee”).

(b)	If a claim under paragraph (a) of this Article is not paid in full by the corporation within (60) days after a written claim has been received by the corporation, except in the case of a claim for an Advancement of Expenses in which case the applicable period shall be (20) days, the Indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the corporation to recover an Advancement of Expenses pursuant to the terms of a Guarantee, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit.

(1)	In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that the Indemnitee has not met the applicable standard of conduct set forth in the Florida General Corporation Act, and

(2)	In any suit by the corporation to recover an Advancement of Expenses, pursuant to the terms of a Guarantee, the corporation shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met the applicable standard of conduct set forth in the Florida General Corporation Act.

Neither the failure of the corporation (including its board of directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Florida General Corporation Act, nor an actual determination by the corporation (including its board of directors, independent legal counsel or its stockholders) that the Indemnitee has not met such applicable standard of conduct (or in the case of such a suit brought by the Indemnitee) shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right hereunder, or by the corporation to recover Advancement of Expenses pursuant to the terms of a Guarantee, the burden of proving that the Indemnitee is not entitled to be indemnified or to such Advancement of Expenses under this Section or otherwise shall be on the corporation.

(c)	The rights to indemnification and to the Advancement of Expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, these Articles of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(d)	The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Florida General Corporation Act.

(e)	The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the Advancement of Expenses, to any employee or agent of the corporation to the fullest extent of the provisions of this Article with respect to the indemnification and Advancement of Expenses of directors, and executive officers of the corporation.

ITEM 15.	Recent Sales of Unregistered Securities

A.	On June 7, 2005 the Company issued 880,000,000 shares of its previously un-issued restricted common stock in an exempt issuance to Aventura Holdings, Inc. - old in exchange for 100% interest in Aventura Networks, LLC. Aventura Holdings, Inc. - old distributed its shares and anti-dilution rights to its sole shareholder (Melissa Apple, Trustee of the Maria Lopez Irrevocable Trust UTD March 29, 2004) then merged with the Company on October 17, 2005. The Company adopted the name Aventura Holdings, Inc. - new and Aventura Holdings, Inc. - old was dissolved.

B.	Pursuant to the June 7, 2005 recapitalization of the Company, all 645,657,813 of the previously issued and outstanding shares of the Company were deemed to be reissued to the shareholders on that date.

C.	On December 29, 2005 the Company issued 500,000,000 shares of its previously un-issued restricted common stock in an exempt issuance to Melissa Apple, Trustee of the Maria Lopez Irrevocable Trust UTD March 29, 2004 as additional shares due the owners of Aventura Networks, LLC under the anti-dilution provision contained in the May 27, 2005 LLC Purchase Agreement. On December 29, 2005 300,000,000 additional shares of restricted section 144 common stock became issuable under the anti-dilution provision of the Aventura Networks, LLC Purchase Agreement.

D.	In July, 2005 the Company canceled a three month consulting agreement with Big Apple Consulting USA, Inc. The Company paid Big Apple’s consulting fee in advance with Company shares valued at $0.004 per share. In December, 2005 Big Apple returned 6,000,000 shares to the Company which were retired.

E.

On May 27, 2005 the Company entered into a Stock Purchase Agreement with Dutchess Private Equities Fund II, L.P. (Dutchess) to sell up to five million dollars ($5,000,000) of the Company’s previously un-issued unrestricted free-trading common stock over a twenty four (24) month period in accordance with the offering circular under Regulation E (file number 095-00254). The terms of the agreement call for the Company to submit a draw request to Dutchess then transfer a number of shares to Dutchess based upon the draw amount and current market value of the Company’s shares. Dutchess is then entitled to sell the shares at market to recoup the draw amount plus a fifteen percent (15%) profit. If Dutchess has shares remaining after recouping the draw amount and fifteen percent (15%) profit, Dutchess is obligated to return the remaining shares to the Company. If Dutchess sells all of the transferred shares before recouping the draw amount and fifteen percent (15%) profit the Company is obligated to issue additional shares to Dutchess until the draw amount and fifteen percent (15%) profit are received by Dutchess. There is an anti-dilution paragraph (8.4) in the June 7, 2005 LLC Interest Purchase Agreement which entitles the sellers of Aventura Networks, LLC to additional shares in the event additional shares are issued to Dutchess relating to the initial draw of this Stock Purchase Agreement. By virtue of the LLC Purchase Agreement, the former owners of Aventura Networks LLC are entitled to 5 times the additional shares issued to Dutchess in the event additional shares are issued pursuant to the initial draw. The May 27, 2005 Stock Purchase Agreement also grants Dutchess right of first refusal for the issuance of new Company securities and penalties for non-compliance with the terms of the agreement. The Company was in violation of provisions of the Stock Purchase Agreement relating to the timeliness of the filing of the June 30, 2005 quarterly report (Form 10-Q). Dutchess waived penalties as the delay was related to actions of past management and outside of the control of the Company. The initial draw occurred on May 27, 2005 in the amount of three hundred fifteen thousand dollars ($315,000). The Company transferred seventy five million (75,000,000) previously un-issued unrestricted free-trading shares to Dutchess. On June 3, 2005 the Company’s portfolio investee Aventura Networks, LLC received two hundred ninety nine thousand nine hundred twenty five dollars ($299,925) directly from Dutchess after deduction of fifteen thousand dollars ($15,000) for legal fees and seventy five dollars ($75) in bank fees from the initial draw. The fifteen thousand dollars ($15,000) is treated as a direct financing cost asset and amortized to operations based on the ratio of Dutchess proceeds from sale of Company shares issued to them compared to the total liability payable with common stock. On September 28, 2005 Dutchess received an additional fifty million (50,000,000) previously un-issued unrestricted free-trading shares, an additional fifty million (50,000,000) previously un-issued unrestricted free-trading shares on November 3, 2005 and an additional sixty million (60,000,000) previously un-issued unrestricted free-trading shares on December 29, 2005 towards satisfaction of the obligations for the initial draw amount and the Company’s Board approved the issuances. The stock purchase transaction is recorded as a liability payable with common stock due to the criteria of FASB Statement 150 (Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)) at the fair value of the total guaranteed return of $362,250. The $47,250 difference between the $362,250 and the $315,000 investment is treated as a deferred financing cost. As of December 31, 2005 Dutchess sold 149,299,004 shares for $235,940 and $40,545 was amortized as a cost of financing. For financial reporting purposes, all shares issued to Dutchess are not considered issued or outstanding until a final settlement date is achieved. At December 31, 2005 however the issued shares to Dutchess are considered dilutive for purposes of the computation of diluted earnings per share. In

February 2006 an additional fifty million (50,000,000) previously un-issued unrestricted free-trading shares were issued to Dutchess and in March 2006 a final fifteen million (15,000,000) previously un-issued unrestricted free-trading shares were issued to Dutchess. After Dutchess sold the last of the shares issued in March 2006 our loan balance was $978.11. Aventura Networks, LLC issued a check to Dutchess on behalf of the Company to fully satisfy the debt. Immediately after satisfying our Debt with Dutchess we exchanged a mutual release.

F.	On April 4, 2006 625,000,000 shares, representing all issuable shares under the anti-dilution provision, were issued to the Lopez Trust. There are no additional shares due under the anti-dilution provision contained in the May 27, 2005 LLC Purchase Agreement since the Stock Purchase Agreement with Dutchess was completed on March 6, 2006.

G.	On May 8, 2006 the Lopez Trust contributed 301,214,286 common shares back to the Company to remedy certain 1940 Act compliance issues.

H.	On May 16, 2006 the Company issued 200,000,000 shares of its previously unissued common stock to Horvath Holdings, LLC in exchange for a 30% equity interest in Ohio Funding Group, Inc. with a purported value of one hundred thousand dollars ($100,000).

I.	On October 1, 2006 pursuant to a partial exercise of the Warrant by Horvath described in Notes 4, 6 and 7, the Company acquired an additional 30% of the equity of Ohio Funding with a purported value of $100,000 in exchange for the issuance of 200,000,000 shares of the Company’s common stock.

J.	On September 24, 2007, the Company acquired an additional 39.2% of the equity of its 60% owned subsidiary Ohio Funding Group, Inc. (“Ohio Funding”) in exchange for the assumption of certain Ohio Funding debt.

K.	On November 6, 2007 under a negotiated settlement agreement Horvath returned four hundred million (400,000,000) shares of Company common stock to the Company’s treasury, the Company returned its 99.2% interest in Ohio Funding Group, Inc. to Horvath, Horvath forfeited all Board seat designation rights, Registration Rights, its Securities Purchase Agreement, the Company was released from our obligation to effect any Horvath demand registrations, “piggyback” registrations, or to pay for any expenses incurred in connection therewith. Also in connection with the negotiated settlement agreement, Horvath paid certain debt previously acquired by the Company and American Dealer Enterprise Group, LLC (ADEG) converted its entire note due from the Company (including accrued interest) to 146,880,667 fully paid nonassessable shares of Company common stock. The amount due on the ADEG note including accrued interest at the time of settlement was $220,321.

L.	On December 27, 2007 the Company acquired intellectual property from IPWebTV, Inc. (an unrelated Delaware company) in exchange for 500 shares of the Company’s previously unissued preferred convertible stock. The conversion feature attached to the Company’s preferred stock allows the holder to exchange one million shares of the Company’s common stock for each share of the Company’s preferred stock.

M.	On September 30, 2008 the Company and IPWebTV cancelled its agreement for rights to intellectual property. All Company previously issued convertible preferred shares were returned to the Company, retired and canceled.

ITEM 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

3.1	Articles of Incorporation Dated May 9, 1990

3.11	Restated Articles of Incorporation Dated June 27, 1991

3.12	Articles of Amendment Dated September 13, 1991

3.13	Plan of Agreement and Merger Dated October 15, 1991

3.14	Articles of Amendment Dated August 9, 1999

3.15	Articles of Amendment Dated August 3, 2001

3.16	Articles of Amendment Dated June 10, 2003

3.17	Articles of Amendment Dated October 3, 2003

3.18	Articles of Amendment Dated July 27, 2004

3.19	Articles of Amendment Dated December 8, 2004

3.20	Articles of Amendment Dated June 3, 2005

3.21	Articles of Amendment Dated October 19, 2005

3.22	Articles of Merger Dated October 19, 2005

3.3	Bylaws Dated May 16, 2006

5.2	Legal Opinion Dated October 20, 2008

23.1	Auditor’s Consent Dated October 17, 2008

99.1	Subscription Agreement

(b)	Financial Statement Schedules

The registrant incorporates by reference the following documents:

•	Our annual report on Form 10-K for the year ended December, 31, 2007, filed on March 31, 2008;

•	Our first amended annual report on Form 10-K/A for the year ended December, 31, 2007, filed on August 6, 2008;

•	Our second amended annual report on Form 10-K/A for the year ended December, 31, 2007, filed on September 18, 2008;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 15, 2008;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008; and

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed on October 22, 2008.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft Lauderdale, State of Florida, on the 3rd day of November 2008.

AVENTURA HOLDINGS, INC.

By:	/s/ Craig A. Waltzer
Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: November 3, 2008	By:	/s/ Craig A. Waltzer
President, Chief Financial Officer and Chairman of the Board of Directors (PRINCIPAL ACCOUNTING AND FINANCIAL OFFICER)